Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Dear Associates:

As you may have seen from news reports, Starwood has announced that it has received an unsolicited indication of interest in purchasing Starwood from a consortium of potential investors led by Anbang Insurance Group. It’s important to note that this unsolicited indication of interest is highly conditional and non-binding.

Under the terms of our November 15th definitive merger agreement, Starwood has the right to evaluate this preliminary, non-binding offer. Early this morning, we issued a press release saying that Starwood has informed us of this development, and that we would monitor the situation as our two companies work toward the closing of the transaction and successful integration in anticipation of votes by each company’s stockholders on March 28. We have issued a waiver to Starwood that allows them to more quickly evaluate this offer, given the timing of these special stockholder meetings.

We are confident that our merger is the best course for both companies, offering significant equity upside to stockholders, as well as great long-term value. Together we have already made significant progress in clearing the transaction with competition authorities in such crucial jurisdictions as the United States and Canada, and are confident about achieving the remaining regulatory approvals.

We will continue to work toward the closing of our transition and the successful integration of the two companies. We expect to have more clarity in the coming days and will keep you posted as developments occur.

Sincerely,

Arne Sorenson

President and CEO

Marriott International, Inc.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.